SEC 15049098 IISSION

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SEC FILE NUMBER
8- 40685

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midland Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 LBJ Freeway, Suite 710
(No. and Street)

Dallas	TX	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford S. Phillips — 469-522-4309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradford S. Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weller, Anderson & CO., LTD, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Bradford S. Phillips, CEO

Title

Notary Public

JENNIFER BARTEE
Notary Public, State of Texas
My Commission Expires
October 05, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Weller, Anderson & Co., Ltd.

We have audited the accompanying statement of financial condition of Weller, Anderson & Co., Ltd. (a Texas limited partnership) as of December 31, 2014, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Weller, Anderson & Co., Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weller, Anderson & Co., Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Weller, Anderson & Co., Ltd.'s financial statements. The supplemental information is the responsibility of Weller, Anderson & Co., Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 9, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

WELLER, ANDERSON & CO., LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash	$	125,000
Prepaid expenses		602
TOTAL ASSETS	$	125,602
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Payable to related party	$	14,948
Accrued expenses		429
TOTAL LIABILITIES		15,377
Partners' Capital		110,225
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	125,602

See accompanying notes to financial statements.

WELLER, ANDERSON & CO., LTD.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

Revenue		
Commissions	$	3,053
Interest		655
Other		305
TOTAL REVENUE		4,013
Expenses		
Clearance fees		11,331
Communications		26,580
Occupancy and equipment expenses		72,476
Regulatory fees and expenses		8,507
Salaries and benefits		165,325
Professional Fees		55,850
Other operating expenses		29,581
TOTAL EXPENSES		369,650
NET LOSS	$	(365,637)

See accompanying notes to financial statements.

WELLER, ANDERSON & CO., LTD.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2014

	Former Partners	Current Partners	Total
Balance at December 31, 2013	$ 1,107,566	$ -	$ 1,107,566
Net loss	(350,862)	(14,775)	(365,637)
Partner's capital contributions	15,000	125,000	140,000
Distributions to partners	(24,000)	-	(24,000)
Distribution of net assets	(747,704)	-	(747,704)
Balance at December 31, 2014	$ -	$ 110,225	$ 110,225

See accompanying notes to financial statements.

WELLER, ANDERSON & CO., LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net loss	$	(365,637)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		2,396
Changes in assets and liabilities:		
Decrease in accounts receivable - other		1,500
Decrease in prepaid expenses		25,083
Decrease in clearing deposit		49,993
Decrease in deposit		1,308
Increase in payable to related party		14,948
Increase in accrued expenses		89
Net cash used in operating activities		(270,320)
Cash flows from financing activities:		
Partner's capital contributions		140,000
Distributions to partners		(24,000)
Cash included in distribution of net assets		(379,312)
Net cash used in financing activities		(263,312)
Net decrease in cash		(533,632)
Cash at beginning of year		658,632
Cash at end of year	$	125,000

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

Non-Cash Financing Activities:

The Partnership made a distributions of net assets to the former partners totaling $747,704 during 2014. The non-cash components of that distribution are:

Clearing deposit	$	350,007
Accounts receivable - other		1,600
Prepaid expenses		11,372
Property and equipment, net		7,061
Accrued expenses		(1,648)
	$	368,392

See accompanying notes to financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Weller, Anderson & Co., Ltd. (the "Partnership"), is a Texas limited partnership established in June 1985. The managing general partner of the Partnership is ARS Windchase, Inc., a Nevada corporation (the "General Partner"). Unless dissolved sooner by the General Partner, the term of the Partnership shall continue until December 31, 2031.

On September 17, 2014 Fenner R. Weller, Jr., Inc. and the limited partner (collectively referred to as "Former Partners") and American Reserve Service Corporation ("ARSC") entered into a "Purchase Agreement, Option to Purchase and Escrow Instructions" agreement which transferred one hundred percent (100%) ownership from the Former Partners to ARSC in a two-step transaction. Twenty percent (20%) ownership was transferred on September 19, 2014 and the remaining eighty percent (80%) was transferred on December 18, 2014. On September 17, 2014, ARSC assigned a 0.1% general partnership interest to ARS Windchase, Inc. ARSC was responsible for providing sufficient capital on December 18, 2014 to meet regulatory requirements and was responsible for all operating loses subsequent to December 17, 2014. The suspension of operations by the Former Partners is not presented as discontinued operations in the accompanying financial statements, since the Form X-17a-5 filed by the Partnership does not allow for such presentation.

Nature of Operations: The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation (SIPC).

After the change of ownership in December 2014 the Partnership has no customers or securities operations, but prior to the change in ownership the Partnership sold mutual funds, equity and debt securities and was a U.S. Government and municipal securities broker to retail and institutional customers..

The Partnership does not carry customer accounts or perform custodial functions relating to customer securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. Accordingly, the Partnership is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required. The Partnership is currently in the process of entering into a clearing arrangement with a national clearing broker/dealer.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies:

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Revenue and Expense Recognition: Revenues are recorded when earned, and expenses when incurred utilizing the accrual method of accounting. Commission income and related expenses are recognized on a trade date basis.

Income Taxes: Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

The Partnership is also subject to state income taxes.

As of December 31, 2014, open Federal tax years subject to examination include the tax years ended December 31, 2011 through December 31, 2013.

NOTE B - NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Partnership had net capital of $109,623, which was $59,623 in excess of its net capital requirement of $50,000. The Partnership's net capital ratio was 0.14 to 1.

NOTE C - OFFICE LEASE

The Partnership leased office space on a month-to-month basis for $5,831 per month. Office rent expense for the year was $69,988, which is reflected in occupancy and equipment costs in the accompanying statement of operations.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment remained with the Former Partners at time of closing and as such the Partnership has no property and equipment at December 31, 2014.

Depreciation and amortization expense for the year ended December 31, 2014 was $2,396.

NOTE E - EMPLOYEE BENEFIT PLAN

The Partnership provides a defined contribution 401(k) Savings and Profit Sharing Plan (the "Plan") that covers all fulltime employees who meet certain age and service requirements. Employees may contribute to the Plan through salary deferrals. Additionally, the Partnership may contribute at its discretion. Contributions of $975 were made by the Partnership in 2014. The Plan was amended on January 1, 2015 to appoint the Former General Partner as the employer of the plan.

NOTE F - SUBSEQUENT EVENTS

Management has evaluated all events for recognition and disclosure subsequent to December 31, 2013 through March 9, 2015, which is the date the financial statements were available for issuance.

WELLER ANDERSON & CO., LTD.
SCHEDULE 1 - SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL:

TOTAL PARTNER'S CAPITAL	$ 110,225
Deductions for nonallowable assets:	
Prepaid expenses	602
NET CAPITAL	$ 109,623
AGGREGATE INDEBTEDNESS	
Items included on statement of financial condition:	
Payable to related parties	$ 14,948
Accured liabilities	429
TOTAL AGGREGATE INDEBTEDNESS	$ 15,377
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (1/15 of total aggregate indebtedness)	$ 1,025
Minimum dollar net capital requirement	$ 50,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital requirement)	$ 50,000
EXCESS NET CAPITAL	$ 59,623
Ratio: aggregate indebtedness to net capital	.14 to 1

Reconciliation of Computation of Net Capital:

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by Weller Anderson & Company Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC supplemental Report as net operating revenues are less than $500,000.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Weller, Anderson & Co., Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Weller, Anderson & Co., Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Weller, Anderson & Co., Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) Weller, Anderson & Co., Ltd. stated that Weller, Anderson & Co., Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Weller, Anderson & Co., Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Weller, Anderson & Co., Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 9, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Weller Anderson & Co., LTD

1605 LBJ Freeway, Suite 710
Dallas, TX 75234

Weller Anderson & Co, LTD. Assertions

Weller Anderson & Co, LTD. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(ii) throughout the most recent fiscal year without exception.

Weller Anderson & Co, LTD.

I, Bradford A. Phillips, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Bradford A. Phillips, CEO/FINOP/CCO

February 3, 2015

FINRA
Financial Industry Regulatory Authority

Sent via Regular Mail and Email to Brad.Phillips@libertybankerslife.com

February 3, 2015

Mr. Bradford A. Phillips, Chief Executive Officer
Weller, Anderson & Co., Ltd.
1605 LBJ Freeway, Suite 710
Dallas, TX 75234

RE: Weller Anderson & Co., Ltd 2014 Annual Audit Report

Dear Mr. Phillips:

In reply to your letter dated January 26, 2015, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 31, 2014 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before **March 16, 2015** could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

If you have any questions, please contact me at (972) 716-7627.

Sincerely,

Shelly Davis

Shelly Davis
Principal Regulatory Coordinator

/ts

cc: Ms. Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850
Sent via Facsimile to (240) 386-5172

Mr. David Woodcock, Regional Director of FWRO
SEC Fort Worth Regional office
Burnett Plaza
801 Cherry Street
Suite 1900, Unit 18
Fort Worth, TX 76102
Sent via Email to WoodcockD@sec.gov